UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 2, 2024

SCREAMING EAGLE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41203	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

955 Fifth Avenue
New York, New York	10075
(Address of principal executive offices)	(Zip Code)

(310) 209-7280

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	SCRMU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	SCRM	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	SCRMW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

As previously disclosed, on December 22, 2023, Screaming Eagle Acquisition Corp., a Cayman Islands exempted company (the “Company” or “SEAC”), entered into a business combination agreement (as amended on April 11, 2024, and as may be further amended, the “Business Combination Agreement” and the transactions contemplated by the Business Combination Agreement, the “Business Combination”) with SEAC II Corp., a Cayman Islands exempted company and a wholly owned subsidiary of SEAC (“New SEAC” or “Pubco”), SEAC MergerCo, a Cayman Islands exempted company and a wholly owned subsidiary of New SEAC, 1455941 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and a wholly owned subsidiary of SEAC, Lions Gate Entertainment Corp., a British Columbia corporation (“Lionsgate”), LG Sirius Holdings ULC, a British Columbia unlimited liability company and a wholly owned subsidiary of Lionsgate, and LG Orion Holdings ULC, a British Columbia unlimited liability company.

On May 2, 2024, Lionsgate issued a press release, announcing that it entered into an Exchange Agreement (together with all annexes and schedules thereto, the “Exchange Agreement”) with Lions Gate Capital Holdings 1, Inc. (“LGCH1”), Lions Gate Capital Holdings LLC (“LGCH”, and together with Lionsgate and LGCH1, the “Lionsgate Parties”) and certain holders of 5.500% Senior Notes due 2029 (the “Existing Notes”) previously issued by LGCH (such holders, the “Noteholder Parties”, and together with the Lionsgate Parties, the “Parties”) pursuant to which the Parties agreed to enter into a private exchange of the Noteholder Parties’ Existing Notes for new 5.500% Exchange Notes due 2029 (New Notes) to be issued by LGCH1. Under the terms of the Exchange Agreement, approximately $383 million in aggregate principal amount of the Existing Notes will be exchanged for New Notes. The consummation of the transactions contemplated by the Exchange Agreement is subject to the satisfaction of certain closing conditions as set forth therein. A copy of the press release of Lionsgate is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

The information contained in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing. The information in this Current Report on Form 8-K, including the exhibits hereto, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release of Lions Gate Entertainment Corp., dated May 2, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information about the Business Combination and Where to Find It

In connection with the Business Combination, Pubco filed the Registration Statement with the SEC, which includes a proxy statement/prospectus that is both the proxy statement of SEAC and a prospectus of Pubco relating to the shares to be issued in connection with the Business Combination. The Registration Statement was declared effective by the SEC on April 16, 2024. SEAC will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders and public warrant holders as of the Record Date. The definitive proxy statement contains important information about the Business Combination and the other matters to be voted upon at Extraordinary General Meetings. This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SEAC, Pubco and Lionsgate may also file other documents with the SEC regarding the Business Combination. SEAC’s shareholders, public warrant holders and other interested persons are advised to read the definitive proxy statement/prospectus and any other documents filed in connection with the Business Combination, as these materials may contain important information about the parties to the Business Combination Agreement, and the Business Combination.

SEAC’s shareholders, public warrant holders and other interested persons may obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by SEAC, Pubco and Lionsgate through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

SEAC, Lionsgate, Pubco and their respective directors and officers may be deemed participants in the solicitation of proxies of SEAC shareholders and public warrant holders in connection with the Business Combination. More detailed information regarding the directors and officers of SEAC, and a description of their interests in SEAC, is contained in the definitive proxy statement/prospectus, and is available free of charge at the SEC’s website at www.sec.gov. Additionally, information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SEAC’s shareholders and public warrant holders in connection with the Business Combination and other matters to be voted upon at the SEAC Business Combination Meetings are set forth in the definitive proxy statement/prospectus.

Forward-Looking Statements

This Current Report contains certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about SEAC’s or Lionsgate’s ability to effectuate the Business Combination; the benefits of the Business Combination; the future financial performance of Pubco (which will be the go-forward public company following the completion of the Business Combination) following the Business Combination; changes in Lionsgate’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this Current Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing SEAC’s, Lionsgate’s or Pubco’s views as of any subsequent date, and none of SEAC, Lionsgate or Pubco undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither Pubco nor SEAC gives any assurance that either Pubco or SEAC will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, Pubco’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the Business Combination by SEAC’s business combination deadline, and the potential failure to obtain an extension of the business combination deadline if further sought by SEAC; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Business Combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against Pubco, SEAC, Lionsgate or any investigation or inquiry following announcement of the transaction, including in connection with the Business Combination; (iv) the inability to complete the Business Combination due to the failure to obtain approval of SEAC’s shareholders or SEAC’s public warrant holders; (v) Lionsgate’s and Pubco’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination; (vi) the ability of the parties to obtain the listing of Pubco’s securities on a national securities exchange upon the date of closing of the Business Combination; (vii) the risk that the Business Combination disrupts current plans and operations of Lionsgate; (viii) the ability to recognize the anticipated benefits of the Business Combination; (ix) unexpected costs related to the Business Combination; (x) the amount of redemptions by SEAC’s public shareholders being greater than expected; (xi) the management and board composition of Pubco following completion of the Business Combination; (xii) limited liquidity and trading of Pubco’s securities following completion of the Business Combination; (xiii) changes in domestic and foreign business, market, financial, political and legal conditions, (xiv) the possibility that Lionsgate or SEAC may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Lionsgate’s resources; (xvii) the risk that the consummation of the Business Combination is substantially delayed or does not occur; and (xix) other risks and uncertainties indicated from time to time in the Registration Statement, including those under “Risk Factors” therein, and in the other filings of SEAC, Pubco and Lionsgate with the SEC.

No Offer or Solicitation

This Current Report does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of Lionsgate, SEAC, Pubco or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the transaction or the accuracy or adequacy of this communication.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 3, 2024

SCREAMING EAGLE ACQUISITION CORP.

By:	/s/ Eli Baker
Name:	Eli Baker
Title:	Chief Executive Officer

Exhibit 99.1

LIONSGATE ANNOUNCES EXCHANGE AGREEMENT FOR

APPROXIMATELY $383 MILLION IN AGGREGATE

PRINCIPAL AMOUNT OF 5.500% SENIOR NOTES DUE 2029

Agreement Enhances Balance Sheets of Lionsgate’s Studio and STARZ Businesses in Anticipation of Full Separation

SANTA MONICA, CA, and VANCOUVER, BC, May 2, 2024 – Lions Gate Entertainment Corp. (Lionsgate) announced today that it has entered into an Exchange Agreement with Lions Gate Capital Holdings 1, Inc. and Lions Gate Capital Holdings LLC, wholly-owned subsidiaries of Lionsgate, and certain holders of its previously issued 5.500% Senior Notes due 2029. Under the terms of the agreement, approximately $383 million in aggregate principal amount of the Existing Notes will be exchanged for New Notes to be issued by Lions Gate Capital Holdings 1, Inc.

The New Notes will facilitate the anticipated full separation of the Company’s Studio Business and STARZ Business. Prior to the anticipated separation, the New Notes will bear interest at a rate of 5.500% per year and mature in 2029. Upon separation, the New Notes will be part of the Studio Business capital structure, bear interest at a rate of 6.000% per year and have their maturity extended to 2030. The completion of transactions under the Exchange Agreement is subject to the satisfaction of certain customary closing conditions.

Lionsgate noted that the Exchange Agreement enhances the balance sheets of its Studio and STARZ Businesses in anticipation of a full separation.

Wachtell, Lipton, Rosen & Katz served as legal advisor to Lionsgate. Perella Weinberg Partners LP served as financial advisor and White & Case LLP served as legal advisor to the noteholders party to the Exchange Agreement.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In particular, this communication is not an offer of securities for sale into the United States or any other jurisdiction. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward-Looking Statements

This press release contains certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the Company’s ability to effectuate the transactions contemplated by the Exchange Agreement (the “Transactions”) or the separation of the Studio Business and the STARZ Business of the Company; the benefits of the Transactions; changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. The Company cannot give any assurance that the Company will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the Transactions or the separation of the Studio Business and the STARZ Business of the Company; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Exchange Agreement; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against the Company or any investigation or inquiry following announcement of the transaction, including in connection with the Transactions; (iv) the risk that the Transactions disrupt current plans and operations of the Company; (v) the ability to recognize the anticipated benefits of the Transactions; (vi) unexpected costs related to the Transactions; (vii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (viii) operational risks; (ix) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company’s resources; (x) the risk that the consummation of the Transactions is substantially delayed or does not occur; and (xviii) other risks and uncertainties indicated from time to time in the annual report on Form 10-K (the “Form 10-K”) filed with the Securities and Exchange Commission on May 25, 2023, the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 8, 2024, including those under “Risk Factors” in the Form 10-K, and in the other periodic reports and other filings of the Company with the Securities and Exchange Commission.

About Lionsgate

Lionsgate (NYSE: LGF.A, LGF.B) encompasses world-class motion picture and television studio operations aligned with the STARZ premium global subscription platform to bring a unique and varied portfolio of entertainment to consumers around the world. The Company’s film, television, subscription and location-based entertainment businesses are backed by a 20,000+ title library and a valuable collection of iconic film and television franchises. A digital age company driven by its entrepreneurial culture and commitment to innovation, the Lionsgate brand is synonymous with bold, original, relatable entertainment for audiences worldwide.

For investor inquiries, please contact:

Nilay Shah

nshah@lionsgate.com

310-255-3651

For media inquiries, please contact:

Peter D. Wilkes

pwilkes@lionsgate.com

310-255-3726